Exhibit 99.1

BUTTERBALL, LLC

Financial Statements

December 31, 2017 and January 1, 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

The Board of Directors
Butterball, LLC:

We have audited the accompanying financial statements of Butterball, LLC, which comprise the balance sheets as of December 31, 2017 and January 1, 2017, and the related statements of comprehensive income (loss), members’ equity, and cash flows for each of the years ended December 31, 2017,  January 1, 2017 and January 3, 2016, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Butterball, LLC as of December 31, 2017 and January 1, 2017, and the results of its operations and its cash flows for each of the years ended December 31, 2017, January 1, 2017 and January 3, 2016, in accordance with U.S. generally accepted accounting principles.

Kansas City, Missouri
February 9, 2018

BUTTERBALL, LLC

Balance Sheets

(In thousands)

	December 31,	January 1,
	2017	2017
Assets
Current assets:
Cash and cash equivalents	$1	145,433
Accounts receivable, less allowance for doubtful accounts of $1,986 and $1,990 at December 31, 2017 and January 1, 2017, respectively	90,346	100,442
Other receivables	6,430	7,756
Inventories, net	343,977	328,322
Other current assets	9,726	9,380
Total current assets	450,480	591,333
Net property, plant and equipment	337,933	353,172
Other assets:
Trade names	111,000	111,000
Goodwill	73,667	73,667
Intangible assets with finite lives, net	880	3,205
Other assets	24,896	21,247
Total other assets	210,443	209,119
Total assets	$998,856	1,153,624
Liabilities and Members’ Equity
Current liabilities:
Accounts payable	$74,025	86,659
Accrued expenses	72,385	83,040
Revolving line of credit	33,000	20,000
Current maturities of long-term debt	3,565	3,605
Current maturities of Member notes payable	4,284	161,422
Total current liabilities	187,259	354,726
Long-term debt, less current maturities	194,338	147,405
Notes payable – Member, net of debt discount	—	7,531
Pension plan liability, net	196	2,544
Other liabilities	18,224	16,760
Total liabilities	400,017	528,966
Members’ equity:
Members’ equity	603,244	631,090
Accumulated other comprehensive loss	(4,405)	(6,432)
Total Members’ equity	598,839	624,658
Total liabilities and Members’ equity	$998,856	1,153,624

See accompanying notes to financial statements.

2

BUTTERBALL, LLC

Statements of Comprehensive Income (Loss)

(In thousands)

	Year ended
	December 31,	January 1,	January 3,
	2017	2017	2016
Net sales	$1,669,944	1,812,654	1,901,805
Cost of goods sold	1,508,412	1,531,303	1,557,401
Gross profit	161,532	281,351	344,404
Selling and marketing expenses	61,681	67,674	62,993
General and administrative expenses	50,927	51,374	50,406
Impairment of fixed and intangible assets	28,364	—	—
Closure and restructuring expenses	6,342	—	—
Operating income	14,218	162,303	231,005
Net finance expense	5,499	1,978	8,643
Related party finance expense	20,390	21,887	27,088
Other income	(3,327)	(163)	(33)
Net income (loss)	(8,344)	138,601	195,307
Other comprehensive (loss) income:
Unrecognized actuarial (loss) gain of defined benefit plan, net of amounts included in net periodic benefit (income) cost	2,027	(1,008)	16
Comprehensive income (loss)	$(6,317)	137,593	195,323

See accompanying notes to financial statements.

3

BUTTERBALL, LLC

Statements of Members’ Equity

(In thousands)

		Accumulated
		other
	Members’	comprehensive
	equity	income (loss)	Total
Members’ equity – December 28, 2014	$479,224	(5,440)	473,784
Distributions to members	(122,995)	—	(122,995)
Net income	195,307	—	195,307
Unrecognized actuarial gain of defined benefit plan	—	16	16
Members’ equity – January 3, 2016	551,536	(5,424)	546,112
Distributions to members	(59,047)	—	(59,047)
Net income	138,601	—	138,601
Unrecognized actuarial loss of defined benefit plan	—	(1,008)	(1,008)
Members’ equity – January 1, 2017	631,090	(6,432)	624,658
Distributions to members	(19,502)	—	(19,502)
Net loss	(8,344)	—	(8,344)
Unrecognized actuarial gain of defined benefit plan	—	2,027	2,027
Members’ equity – December 31, 2017	$603,244	(4,405)	598,839

See accompanying notes to financial statements.

4

BUTTERBALL, LLC

Statements of Cash Flows

(In thousands)

	Year ended
	December 31,	January 1,	January 3,
	2017	2017	2016
Cash flows from operating activities:
Net income (loss)	$(8,344)	138,601	195,307
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	41,810	39,042	36,695
Amortization	3,005	4,841	4,815
Loss on disposition of property, plant and equipment	66	273	180
Paid-in-kind interest and accretion on Member notes payable	2,829	3,014	17,148
Impairment of fixed and intangible assets	28,364	—	—
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	10,096	(7,353)	23,000
Inventories	(15,505)	(50,187)	(14)
Other current assets	980	4,000	(7,675)
Other assets	(3,649)	(2,842)	(1,844)
Accounts payable	(12,613)	18,483	(7,970)
Accrued expenses	(10,866)	(5,309)	22,015
Other liabilities	1,396	(221)	(7,261)
Net cash provided by operating activities	37,569	142,342	274,396
Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	3,411	45	297
Purchases of property, plant and equipment	(57,533)	(57,961)	(83,969)
Acquisition of business	—	(15,724)	—
Net cash used in investing activities	(54,122)	(73,640)	(83,672)
Cash flows from financing activities:
Borrowings on revolving line of credit	108,000	61,563	—
Payments on revolving line of credit	(95,000)	(41,563)	(24,000)
Proceeds of long-term debt	50,000	—	—
Payments of long-term debt	(4,470)	(45,621)	(6,771)
Debt issuance costs	(409)	(923)	—
Payments of notes payable – Member	(167,498)	—	(74)
Distributions to Members	(19,502)	(59,047)	(122,995)
Net cash used in financing activities	(128,879)	(85,591)	(153,840)
Net (decrease) increase in cash and cash equivalents	(145,432)	(16,889)	36,884
Cash and cash equivalents – beginning of year	145,433	162,322	125,438
Cash and cash equivalents – end of year	$1	145,433	162,322
Supplementary disclosure of cash flow information:
Cash paid during the year for interest	$20,555	21,851	14,624

See accompanying notes to financial statements.

5

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

(1)    Summary of Significant Accounting Policies

(a)	Description of Business and Basis of Presentation

Butterball, LLC (Butterball or the Company) is a limited liability company organized in the State of North Carolina. Tracing its roots back to 1954 and headquartered in Garner, North Carolina, Butterball is a vertically integrated producer, processor, and marketer of branded and nonbranded turkey products. From six facilities located across the United States, the Company produces a diverse portfolio of premium, value‑added and commodity turkey products that are distributed through retail, food service, industrial, and international channels.

The Company is operated as a joint venture between Maxwell Farms, LLC (50% ownership position and an affiliate of Goldsboro Milling Company (Maxwell)), and BB Kansas Holdings, Inc. (50% ownership position and an affiliate of Seaboard Corporation (Seaboard)), together, the Members.

Butterball prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. The estimates and assumptions used in the accompanying financial statements are based upon management’s evaluation of the relevant facts and circumstances as of the date of the financial statements. Actual results may differ from the estimates and assumptions used in preparing the accompanying financial statements, and such differences could be material.

(b)	Business Environment

Integrated turkey processors operate in an environment where in the commodity nature of both their products for sale and primary raw materials cause sales prices and purchase costs to fluctuate, often on a short‑term basis, due to the worldwide supply and demand situation for those commodities. Supply and demand factors for their products for sale and the supply and demand factors for their primary raw materials correlate to a degree, but are not the same, thereby causing margins between sales price and production costs to increase, decrease, or invert, often on a short‑term basis.

(c)	Fiscal Year

The Company follows a 52/53‑week fiscal year that ends the Sunday closest to December 31st. The fiscal periods reflected in the accompanying financial statements consist of the periods January 2, 2017 to December 31, 2017,  January 4, 2016 to January 1, 2017, both 52‑week fiscal years, and December 29, 2014 to January 3, 2016, a 53‑week fiscal year.

(d)	Cash Equivalents

For purposes of the statement of cash flows, the Company considers all instruments purchased with an original maturity of three months or less to be cash equivalents.

6

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

(e)	Accounts Receivable

Accounts receivable consist of credit extended to the Company’s customers in the normal course of business and are reported net of an allowance for doubtful accounts. The Company reviews its customer accounts on a periodic basis and records bad debt expense for specific amounts that the Company evaluates as uncollectible. Past due status is determined based upon contractual terms. Amounts are written off at the point when collection attempts have been exhausted. Management uses judgment in estimating uncollectible amounts, considering such factors as current economic conditions and historic and anticipated customer performance. In addition, if needed, the Company provides an allowance for potentially uncollectible amounts that have not been specifically identified. While management believes the Company’s processes effectively address its exposure to doubtful accounts, changes in economic, industry or specific customer conditions may require adjustment to the allowance recorded by the Company. Management has included amounts believed to be uncollectible, as well as short pays and unforeseen deductions incurred in the normal course of business, in the allowance for doubtful accounts.

(f)	Inventories

Processed meat inventories (finished goods) are stated at the lower of actual cost or net realizable value. Live turkey inventory is valued at the total cost accumulated on the flock as of the end of the fiscal year. Accumulated cost includes poult cost, feed, supplies and other costs related to individual flocks. Feed and feed ingredient inventories, supplies and other materials are stated at the lower of weighted average cost or net realizable value.

(g)	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated using the straight‑line method over the useful lives of the assets. Gains and losses from sale of property, plant and equipment are included in cost of sales.

The estimated useful lives are as follows:

Site improvements	10–25 years
Buildings	15–40 years
Water utility systems	10–20 years
Equipment	1–15 years
Furniture, fixtures and office equipment	1–10 years
Vehicles	1–5 years

(h)	Long‑Lived Assets

The Company reviews the carrying value of long‑lived assets for impairment whenever triggering events or changes in circumstances indicate that the carrying amount of any asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If a triggering event or changes in circumstances occur, the impairment to be recognized is measured by the excess of the carrying amount over the fair value of the assets. As discussed in Footnote 14, the Company’s announced plan to shut down its

7	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

Montgomery, Illinois, further processing facility was a triggering event for evaluation of the related long-term assets. No other triggering events were noted during the year.

(i)	Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in a transaction accounted for as a business combination. The fair value of identifiable intangible assets is estimated based upon discounted future cash flow projections. The Butterball trade names are not amortized because the Company expects the cash flows from these intangible assets to continue indefinitely. Grower relationship assets are amortized over 10 years.

Goodwill and the Butterball trade names are tested for impairment annually or sooner if impairment indicators arise. This determination consists of first assessing qualitative factors to determine the existence of events and circumstances that would indicate the likelihood of the carrying amount of assets exceeding its fair value. If such events or circumstances are determined to exist, the Company determines the fair value and compares it to its carrying amount. If the carrying amount exceeds its fair value, an impairment loss is recognized for any excess carrying amount of goodwill or the indefinite‑lived trade names over the implied value.

Intangible assets with finite lives are amortized using the straight‑line method over their estimated useful lives. When indicators of impairment are present, they are reviewed for recoverability using estimated future undiscounted cash flows related to those assets. The Company has determined that no impairment existed at December 31, 2017 or January 1, 2017 for its non-amortizing intangible asset or goodwill. The Company uses the fourth quarter of its fiscal year to perform its annual impairment review of goodwill and trade names.

(j)	Debt Issuance Costs

The Company adopted Accounting Standards Update (ASU) 2015‑03, Interest‑Imputation of Interest (Subtopic 835‑30), during the period ended January 1, 2017. As a result, debt issuance costs are classified within the debt balance they pertain to, and are being amortized as additional interest expense over the life of the underlying debt using the straight‑line method, which the Company believes approximates the effective interest method. Amortization of debt issuance costs was $1,813, $1,978 and $1,952 for the years ended December 31, 2017, January 1, 2017, and January 3, 2016, respectively.

(k)	Derivative Financial Instruments

The Company enters into interest rate swap contracts to manage its exposure to fluctuations in interest rates and raw materials commodity hedges to manage the changes in commodity prices. The Company has not designated the contracts as an accounting “hedge”. Accordingly, these contracts are measured at fair value with the resulting gain or loss recognized in net finance expense (for interest rate swap contracts) and cost of goods sold (for raw materials commodity hedges) in the accompanying statements of comprehensive income (loss).

During 2013, the Company entered into a series of 5‑7 year interest rate swap agreements with a total notional amount of $150,000 to effectively fix the interest rate at 1.38% on a portion of its floating rate indebtedness which had prescribed a variable interest rate formula based on the one‑month London Interbank Offered Rate (LIBOR). During 2016, the Company entered into a series of 5‑7 year forward‑starting interest rate swap agreements with a total notional amount of $75,000 to effectively fix the interest rate at 1.49%. These new swap agreements have terms similar to those for the other interest rate exchange agreements referred to above.

8	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

At December 31, 2017 and January 1, 2017, the fair market value of the interest rate swaps were assets of $3,847 and $2,895, respectively.

The Company has entered into multiple raw materials commodity future contracts. At December 31, 2017 and January 1, 2017, the fair market value of these contracts were assets of $790 and $2,304, respectively.

(l)	Income Taxes

The Company is not subject to federal or certain state income taxes; however, the Company is required to make periodic tax distributions for its Members based on the highest tax rate between the Members. The Company’s net income or loss is reported on the Members’ federal income tax returns. The Company is subject to certain state taxes primarily consisting of gross margin tax and commercial activity, and records these within general and administrative expenses. The Company records unrecognized tax liabilities for known or anticipated tax issues based on its analysis of whether, and the extent to which, additional taxes will be due. The Company accrues interest and penalties related to unrecognized tax liabilities as accrued expenses and recognizes the related expense as tax expense included in general and administrative expenses.

(m)	Revenue Recognition

The Company recognizes revenue when delivery has occurred or services have been rendered; persuasive evidence of an agreement exists; the Company’s price to the buyer is fixed or determinable; and collection on transaction is reasonably assured.

(n)	Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $29,802, $31,827 and $26,719, respectively, for the years ended December 31, 2017, January 1, 2017 and January 3, 2016.

(o)	Shipping and Handling

All shipping and handling costs are included in cost of goods sold in the accompanying statements of comprehensive income (loss).

(p)	Fair Value of Financial Instruments

Fair value is a market‑based measurement, not an entity‑specific measurement. Therefore, a fair value measurement is determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the Company uses a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy). The three levels of inputs used to measure fair value are as follows:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

9	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
•	Level 3 – Unobservable inputs for the asset or liability, which are typically based on the Company’s own assumptions, as there is little, if any, related market activity.

For certain classes of the Company’s financial instruments, the carrying amounts approximate fair value due to their short‑term nature. These instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. See note 12 for fair value measurements of other classes of financial instruments made on a recurring and nonrecurring basis.

(q)	Recently Issued Account Standards Adopted

On December 31, 2017, the Company early adopted guidance to simplify the test for goodwill impairment by eliminating Step 2 from the goodwill impairment test. Under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The adoption of this new guidance did not have a material impact on the Company’s financial position or net earnings.

(r)	Recently Issued Accounting Standards Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued guidance to develop a single, comprehensive revenue recognition model for all contracts with customers. This guidance requires an entity to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods and services. This guidance supersedes nearly all existing revenue recognition guidance under GAAP. The Company will adopt this guidance on December 31, 2018, using the cumulative effect transition method, where any cumulative effect of initially adopting the guidance is recognized at the date of adoption. The Company is evaluating the impact this new guidance with have on its financial statements.

In February 2016, the FASB issued guidance that a lessee should record a right‑of‑use (ROU) asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The recognition, measurement, and presentation of expenses and cash flows arising from a financing lease have not significantly changed from the previous guidance. For operating leases, a lessee is required to: (1) recognize a ROU asset and a lease liability, initially measured at the present value of the lease payments, in the balance sheet, (2) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight‑line basis and (3) classify all cash payments within operating activities in the statement of cash flows. The Company will adopt this guidance on December 30, 2019. In transition, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach, which includes a number of optional practical expedients that entities may elect to apply. The Company is in the preliminary stages of the assessment of the effect the guidance will have on its existing accounting policies and the financial statements, but expects there will be an increase in assets and liabilities on

10	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

the balance sheets at adoption due to the recording of right‑of‑use assets and corresponding lease liabilities, which may be material. Refer to note 11 for information about the Company’s lease obligations.

In August 2016, the FASB issued guidance which addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flow, and Other Topics. The Company will adopt this guidance on January 1, 2018, and believes the adoption of this guidance will not have a material impact on its financial position or net earnings.

In March 2017, the FASB issued guidance that will require the service cost component of net periodic benefit cost to be presented in the same income statement line item as other employee compensation costs arising from services rendered during the period. Only the service cost component will be eligible for capitalization in inventory. The other components of net periodic benefit cost will be presented outside of operating income and will not be capitalizable. The Company will adopt this guidance on January 1, 2018, and believes the adoption of this guidance will not have a material impact on its financial position or net earnings.

(2)    Inventories

Inventories consist of the following:

	December 31,	January 1,
	2017	2017
Live birds, feed and feed ingredients	$145,387	143,864
Finished goods	170,055	156,066
Materials and supplies	28,535	28,392
	$343,977	328,322

(3)    Property, Plant, and Equipment

Property, plant, and equipment consists of the following:

	December 31,	January 1,
	2017	2017
Land	$21,321	22,365
Site improvements	14,896	14,089
Buildings	150,796	177,597
Water utility systems	4,147	3,305
Equipment	247,023	232,514
Furniture, fixtures and office equipment	17,231	16,112
Vehicles	11,224	10,781
Construction in progress	68,754	61,395
	535,392	538,158
Held for sale, net	47,062	8,909
Accumulated depreciation & impairment	(244,521)	(193,895)
Net property, plant and equipment	$337,933	353,172

Depreciation expense for the years ended, December 31, 2017 January 1, 2017 and January 3, 2016 was $41,810, $39,042 and $36,695, respectively.

11	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

Fixed asset impairment expense, which was triggered by the Montgomery, Illinois, further processing facility closure, for the year ended December 31, 2017 was $27,231.

On June 12, 2017, the Company and Marion County, Arkansas, executed an Industrial Revenue Bond (“IRB”) agreement to finance the Company’s construction of its new feed mill in Yellville, Arkansas. As the Company will be both the sole investor and obligor in the transaction, the IRB was not included in the financial statements due to the existing right of offset in accordance with FASB ASC 210‑20‑45. The gross asset investment and bond liability was $2,439 as of December 31, 2017.

(4)    Acquisitions

Effective December 30, 2016, the Company purchased a feed mill operation in Farmville, North Carolina from a Member for total cash consideration of $15,724. The mill is intended to supply feed for the Company’s turkey growing operations in the area. The purchase price allocation resulted in $14,731 allocated to property, plant and equipment and $993 allocated to inventories. No material intangible assets were identified.

(5)    Intangible Assets

Intangible assets subject to amortization were as follows:

	December 31, 2017
		Accumulated
		amortization	Net
	Gross cost	and impairment	carrying value
Grower relationships	$2,400	1,520	880
Customer lists	11,500	11,500	—
Trade name-Gusto	3,000	3,000	—
	$16,900	16,020	880

	January 1, 2017
		Accumulated	Net
	Gross cost	amortization	carrying value
Grower relationships	$2,400	1,280	1,120
Customer lists	11,500	10,015	1,485
Trade name-Gusto	3,000	2,400	600
	$16,900	13,695	3,205

Amortization expense in the accompanying statements of comprehensive income (loss) for the years ended December 31, 2017, January 1, 2017 and January 3, 2016 was $1,192, $2,863 and $2,863, respectively.

Intangible impairment expense, which was triggered upon the closure of the Montgomery, Illinois, further processing facility, in the accompanying statements of comprehensive income (loss) for the year ended December 31, 2017 was $1,133 due to the write-off of customer relationships.

12	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

Future amortization expense of finite‑lived intangible assets is estimated as follows:

2018	$240
2019	240
2020	240
2021	160
$880

(6)    Other Assets

Other assets consists of the following:

	December 31,	January 1,
	2017	2017
Deferred compensation program assets	$14,883	13,436
Other	10,013	7,811
	$24,896	21,247

(7)    Accrued Expenses

Accrued expenses consists of the following:

	December 31,	January 1,
	2017	2017
Employee-related accruals	$33,733	43,758
Sales promotion reserves	29,264	30,161
Other	9,388	9,121
	$72,385	83,040

(8)    Notes Payable – Member

Notes payable – Member consists of the following:

	December 31,	January 1,
	2017	2017
Subordinated note, net of debt discount	$—	97,171
Accrued payment-in-kind interest	—	64,251
Real estate loan	4,284	7,531
	4,284	168,953
Less current maturities	(4,284)	(161,422)
Total Member notes payable, less current maturities	$—	7,531

The Company had a subordinated note agreement with Seaboard with an original principal amount of $100 million. As additional consideration for this note, the Company issued Seaboard detachable warrants exercisable for 5% of the issued and outstanding units (currently 50 units are available for issue, 950 units are outstanding) of the Company for an exercise price of $0.01 per unit (effectively $0.50 for the 50 units). The units associated with these warrants have identical rights of the remaining units, with the exception that the

13	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

warrants do not carry any voting rights, however, in the event of acquisition, sale or other similar transaction, these warrants will be granted full Member unit rights. These warrants met the criteria for in‑substance units and have been accounted for as a portion of contributed capital in Members’ equity. The Company maintains the option to re-purchase these units at fair value. These warrants were valued at $10,586 at the date of the issuance.

As a result of the fair value allocated to the warrants, the note was valued initially at $89,414. At inception, the note contained a stated interest rate of 15%, with 10% to be accrued as payment in‑kind (PIK) payable at maturity, and the remaining 5% to be paid every six months.  In January, 2016, the Company amended both its subordinated debt and warrant agreements with Seaboard. The amended debt agreement reduced the stated interest rate to 10%, with all interest incurred after the amendment date paid every six months. All other terms under the note agreement remained similar. Upon maturity of the note agreement on December 6, 2017, the Company remitted to Seaboard $170,596, representing $164,251 of principal and accumulated PIK interest, and $6,345 of other accumulated interest.

The revised warrant agreement delays exercise of the warrants held by Seaboard until after December 31, 2018, while extending the period to exercise until December 31, 2025. The revision in the warrant terms did not result in any significant valuation change to the Company from its original issuance value. For the years ended December 31, 2017, January 1, 2017 and January 3, 2016 the Company incurred interest expense on this note totaling $18,083, $19,346 and $24,775, respectively.

During 2011, the Company entered into a real estate loan agreement with Seaboard. Under the terms of this agreement, the Company makes principal payments against the loan as the parcels of underlying real estate are sold, with any remaining balance on the loan maturing July 31, 2018. Under this arrangement, the Company incurred interest of $986, $1,146 and $1,098 for the years ended December 31, 2017, January 1, 2017 and January 3, 2016 respectively.  For the year ended December 31, 2017, repayments from the proceeds of these real estate parcel sales totaled $3,248.

14	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

(9)    Debt

Long‑term debt consists of the following:

	December 31,	January 1,
	2017	2017

Note payable due to banks, maturing July 22, 2021, with interest payable monthly at LIBOR plus 175 basis points (3.32% at December 31, 2017) and varies based on certain performance criteria, secured by substantially all assets , excluding accounts receivable, of the Company	$143,318	145,136
Note payable due to banks, maturing July 22, 2021, with interest payable monthly at LIBOR plus 150 basis points (2.96% at December 31, 2017) and varies based on certain performance criteria, secured by substantially all assets, excluding accounts receivable, of the Company	50,000	—
Acquisition note payable, maturing August 29, 2021, with interest payable annually at Prime minus 2% (2.50% at December 31, 2017)	6,438	8,089
Note payable due to municipalities, extinguished on June 10, 2017, with interest payable monthly at 1%	—	1,042
Unamortized debt issuance costs	(1,853)	(3,257)
	197,903	151,010
Less current maturities	3,565	3,605
Total long-term debt, less current maturities	$194,338	147,405

Aggregate maturities of long‑term debt are as follows:

2018	$3,565
2019	3,565
2020	3,565
2021	189,061
$199,756

Effective July 2016, the Company entered into a new credit facility, consisting of one term loan with an original balance of $145,500, and a revolving line of credit of $225,000. In conjunction with a subsequent amendment dated December 13, 2017, the Company closed on an additional $50,000 tranche of term loan, with the same maturity date as its prior term loan tranche. The amendment also removes the Company’s accounts receivable as pledged collateral for all borrowings. The outstanding balance on the revolving credit facility was $33,000, and the availability under the line of credit was $186,195 at December 31, 2017. The revolving line of credit balance bears interest at LIBOR plus an amount based on certain performance criteria (currently 162 basis points), for a rate of 3.14% at December 31, 2017. The maturity date is July 22, 2021.

The credit facility contains financial covenants including total debt to capitalization ratio and fixed charge coverage ratio. The Company was in compliance with all covenants at December 31, 2017 and January 1, 2017.

15	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

(10)    Transactions with Members

The Company purchases finished feed, feed ingredients, and raw materials from its Members. The cost of materials purchased from companies affiliated with the Members was $181,347,  $221,407, and $229,217 for the periods ended December 31, 2017, January 1, 2017, and January 3, 2016, respectively.

The Company also sells finished feed to companies affiliated with one of its Members. Sales of finished feed for the year ended December 31, 2017 was $16,248.

At December 31, 2017, the Company had a due to and due from balance with Members of $2,049 and $287, respectively.

As discussed in note 4, the Company acquired a feed mill operation in  December 2016 from a Member.

(11)    Commitments and Contingencies

a.

Operating lease and rent expenses were $9,798,  $8,134 and $7,898 for the years ended December 31, 2017,  January 1, 2017, and January 3, 2016, respectively. As of December 31, 2017, minimum rent payments under noncancelable operating leases for real estate, machinery and equipment are summarized as follows:

Lease
commitments
2018	$8,100
2019	4,948
2020	3,588
2021	2,589
2022	1,991
Thereafter	10,908
$32,124

b.

The Company enters into third‑party contracts for the purchase of poults, the supply of grain and other feed ingredients, and various critical supplies and services utilized in its live and processing operations. Commitment amounts listed in the table below are based on projected market prices and usage expectations as of December 31, 2017, and are summarized as follows:

Purchase
commitments
2018	$139,489
2019	33,547
2020	28,486
2021	27,409
2022	3,980
Thereafter	405
$233,316

16	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

c.

The Company maintains self‑insurance programs for health care and workers’ compensation coverages. The Company is liable for health care claims up to $500 each year per plan participant and workers’ compensation claims up to $750 to $1,000 per occurrence, depending on state law. Self‑insurance costs are accrued based upon the aggregate of recognized liabilities for claims reported but not yet paid, and estimated liabilities for claims incurred but not yet reported. The accompanying statements of comprehensive income (loss) include expenses relating to health care self‑insurance plans of $40,500, $41,463, and $38,122 for the years ended December 31, 2017, January 1, 2017 and January 3, 2016, respectively. A letter of credit in the amount of $5,353 has been issued as security for the workers’ compensation program.

d.

The Company, from time to time, is involved in lawsuits which occur in the normal course of business. Management intends to vigorously defend these actions when they occur and believes no material losses will occur.

(12)    Retirement Plans

a.

The Company has a defined benefit pension plan that was frozen effective January 15, 2006. The Company has historically based pension contributions on minimum funding standards to avoid the Pension Benefit Guaranty Corporation (PBGC) variable rate premiums established by the Employee Retirement Income Security Act (ERISA) of 1974. For the year ended January 1, 2017, the Company made  a deductible contribution of $2,350, principally to avoid future PBGC variable rate premiums established pursuant to the ERISA. The Company did not make a contribution for the year ended December 31, 2017 and does not anticipate making any contributions to the plan during fiscal year 2018.

The future benefit payments expected to be paid to plan participants are as follows:

2018	$1,565
2019	1,650
2020	1,737
2021	1,822
2022	1,918
Thereafter	36,275
$44,967

Balances in accumulated other comprehensive loss are as follows:

	December 31,	January 1,
	2017	2017
Unrecognized actuarial loss	$(4,404)	(6,432)

The Company expects to recognize no accumulated other comprehensive loss into net periodic benefit cost in fiscal year 2018.

17	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

The following table presents a reconciliation of the beginning and ending balances of the benefit obligation, fair value of plan assets and the funded status of the aforementioned pension plan to the net amounts measured and recognized in the balance sheet.

	December 31,	January 1,
	2017	2017
Change in benefit obligation:
Benefit obligation – beginning of year	$42,772	40,822
Interest cost	1,723	1,747
Actuarial loss	1,619	1,348
Benefits paid	(1,147)	(1,145)
Benefit obligation – end of year	44,967	42,772
Change in plan assets:
Fair value of plan assets – beginning of year	40,228	36,416
Actual return on plan assets	5,690	2,607
Employer contributions	—	2,350
Benefits paid	(1,147)	(1,145)
Fair value of plan assets – end of year	44,771	40,228
Funded status	(196)	(2,544)
Net liability recognized in the balance sheet	$(196)	(2,544)

Components of net periodic income are:

	Year ended
	December 31,	January 1,	January 3,
	2017	2017	2016
Interest cost on projected benefit obligation	$1,723	1,747	1,697
Expected return on assets	(2,270)	(2,403)	(2,342)
Net amortization loss	227	136	111
Total periodic pension income	$(320)	(520)	(534)

The following are accounting assumptions used to determine benefit obligations and net periodic benefit costs:

	Benefit obligations		Benefit costs
	year ended		year ended
	December 31,	January 1,	December 31,	January 1,
	2017	2017	2017	2017
Discount rate	3.6%	4.1%	4.1%	4.4%
Expected long-term rate of return on assets	5.8	6.5	5.8	6.5

The Company’s expected long‑term return on plan assets assumption is based on a periodic review and modeling of the plan’s asset allocation and liability structure over a long‑term horizon. The expected long‑term rate of return on assets was selected from within the reasonable range of rates determined by (a) historical real returns, net of inflation, for the asset classes covered by the investment policy, and (b) projections of inflation over the long‑term period during which benefits are payable to plan participants.

18	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

The plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. The Company is guided by an investment committee whose primary focus is to minimize the volatility of the funding ratio by aligning the plan assets with its liabilities in terms of how they both respond to interest rate changes, in order to achieve a satisfactory rate of return based on the long‑term asset allocation profile to adequately fund the plan’s benefit obligations, while incurring an acceptable pension cost to the Company.

The Company’s defined benefit pension plan weighted average asset allocations by asset category are as follows:

	December 31, 2017		January 1, 2017
	Market value	Percent	Market value	Percent
Mutual funds	$42,030	93.8%	$37,677	93.7%
Annuities	2,534	5.7	2,218	5.5
Principal cash	207	0.5	333	0.8
	$44,771	100.0%	$40,228	100.0%

The Company’s target allocation by asset category is as follows:

Asset category	Range
Fixed income funds	25–85%
Equity mutual funds	15–75%
Other	0–20%
Cash	0–5%

b.

In 2004, the Company established a nonqualified deferred compensation plan for certain management personnel whereby eligible participants were able to contribute a portion of their annual compensation to the plan. The liabilities of the plan consist of the amounts deferred by the participants together with investment earnings from the participants’ investment allocations.

While funding of the plan is not required, the Company has chosen to establish a Rabbi Trust whereby the Company sets aside assets for the plan, thus providing the participants with some level of security. At December 31, 2017 and January 1, 2017, the liability related to this plan was approximately $4,967 and $3,996 respectively, while the assets of the Rabbi Trust consisted of mutual funds and cash and cash equivalents of approximately $4,967 and $4,020, respectively. The assets are reported in other assets and the liability is included in other liabilities on the accompanying balance sheets.

c.

In 2007, the Company established a nonqualified deferred compensation plan for certain members of management. The Company may make discretionary contributions to the plan. Participants begin vesting in the assets of the plan after one year. Plan participants who were members at the time of ownership change are 100% vested. At December 31, 2017 and January 1, 2017, the liability related to this plan was approximately $10,274 and $9,299, respectively. Assets of the plan held in a Rabbi Trust consist of life insurance policies with face amounts of approximately $21,800, and cash values of approximately $9,917 and $9,416 held in underlying investments of various mutual funds, at December 31, 2017 and January 1,

19	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

2017, respectively. The assets are reported in other assets and the liability is included in other liabilities on the accompanying balance sheets.
d.

The Company sponsors defined contribution benefit plans (401(k) plans) covering substantially all employees meeting eligibility requirements. The Company’s contributions vary depending on the plan, but are based primarily on each participant’s level of contribution and cannot exceed the maximum allowable for tax purposes. Total contributions were $4,053,  $3,808 and $3,066 for the years ended December 31, 2017, January 1, 2017 and January 3, 2016, respectively.

The Company adopted guidance beginning January 1, 2017 which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured at net asset value per share (or its equivalent) using the practical expedient. The fair value tables below reflect the adoption of this standard.

The tables below detail by level, within the fair value hierarchy, the pension and deferred compensation assets at fair value as of December 31, 2017 and January 1, 2017:

	Quoted prices
	in active
	markets for	Other
	identical	observable	Unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2017:
Pension plan assets:
Cash	$207	—	—	207
Annuities	—	—	2,534	2,534
Investments measured at net asset value	—	—	—	42,030
Deferred compensation assets:
Cash	385	—	—	385
Investments measured at net asset value	—	—	—	14,884
Total assets at fair value	$592	—	2,534	60,040

	Quoted prices
	in active
	markets for	Other
	identical	observable	Unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)	Total
January 1, 2017:
Pension plan assets:
Cash	$333	—	—	333
Annuities	—	—	2,218	2,218
Investments measured at net asset value	—	—	—	37,677
Deferred compensation assets:
Cash	46	—	—	46
Investments measured at net asset value	—	—	—	13,391
Total assets at fair value	$379	—	2,218	53,665

The change in Level 3 investments is due to net appreciation of underlying annuity investments of $316.

20	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

(13)    Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of trade receivables with a variety of customers, cash investments and other short‑term investments deposited with financial institutions. The Company generally does not require collateral from its customers. Such credit risk is considered by management to be limited due to the Company’s broad customer base and its customers’ financial resources.

During the years ended December 31, 2017 and January 1, 2017 and at various times throughout these years, the Company maintained cash balances with financial institutions in excess of amounts that are federally insured. Due to the financial stability of the financial institution where cash and cash equivalents are held, management believes the risk of loss of amounts in excess of these insured amounts is remote.

The Company has certain customers whose net sales represented 10% or more of the Company’s total sales, or whose accounts receivable balances individually represented 10% or more of the Company’s total accounts receivable, detailed as follows:

•	For the year ended December 31, 2017, two customers accounted for 21% of net sales. No other customers accounted for more than 10% of net sales for the period.
•	For the year ended January 1, 2017, 11% of net sales were attributable to a single customer. No other customer accounted for more than 10% of net sales for the period.
•	At December 31, 2017, two customers account for 21% of accounts receivable.

At December 31, 2017 approximately 15% of the Company’s employees were covered by collective bargaining agreements. None of the Company’s union contracts expire within the next twelve months.

(14)    Plant Closure

Effective June 30, 2017, the Company closed its Montgomery, Illinois, further processing facility. Prior to closure, the facility produced cooked and semi-cooked pork products, dark turkey log further processed items, as well as a portion of the Company’s  total turkey bacon. Besides operating at a lower than ideal capacity, the operation was plagued by intense competitive pressure for its non-branded pork business, a higher than optimal cost structure, and a difficult transition of the turkey bacon products. With the shutdown of the plant, the Company no longer produces any pork products. The Company determined that the disposal does not meet the definition of discontinued operation in accordance with FASB ASC 205‑20 as the closure did not have major effects on the entities operations and financial results. As of December 31, 2017, the Company believes it has realized all material costs associated with the plant closure.  Total plant closure costs were $34,706, representing $28,364 of fixed asset and intangible asset impairment, and $6,342 of closure and restructuring expenses,  including severance, employee termination costs, and inventory write-downs.

21	(Continued)

BUTTERBALL, LLC

Notes to Consolidated Financial Statements

December 31, 2017 and January 1, 2017

(In thousands)

(15)    Subsequent Events

The Company evaluated the events and transactions subsequent to its December 31, 2017 balance sheet date and, in accordance with FASB ASC 855‑10‑50, Subsequent Events, determined there were no significant events to report through February 9, 2018, which is the date the Company issued its financial statements, except as follows:

On January 19, 2018, the Company completed the sale of the Montgomery, Illinois, further processing facility for a total cash sales price of $16,850, resulting in no additional impairment.  The building and machinery were held for sale at December 31, 2017.

22